UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

POSCO HOLDINGS INC.

(Exact name of registrant as specified in its charter)

The Republic of Korea	1-13368	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

POSCO Center, 440 Teheran-ro,
Gangnam-gu
Seoul, Republic of Korea	06194
(Address of principal executive offices)	(Zip Code)

Chung, Ihn-young

POSCO Center, 440 Teheran-ro, Gangnam-gu,

Seoul, Republic of Korea 06194

+82-2-3457-1073

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1 – Conflict Minerals Disclosure

Item 1.01:	Conflict Minerals Disclosure and Report

Rule 13p-1 under the Securities Exchange Act of 1934, as amended, generally provides that a company must file this specialized disclosure report if it manufactures or contracts to manufacture products for which one or more of the following minerals are necessary to the functionality or production of the company’s products: columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives tantalum, tin and tungsten (collectively, “3TGs”). These are considered “conflict minerals” under Rule 13p-1 regardless of their geographic origin and whether or not they fund armed conflict in the Democratic Republic of the Congo or its neighboring countries (the “Covered Countries”).

All references to “we,” “us” or “our” shall mean POSCO HOLDINGS INC. and, unless the context otherwise require, its consolidated subsidiaries.

Company and Product Overview

We are a holding company, and we operate through our consolidated subsidiaries including POSCO, one of the largest steel producers in the world. We also engage in businesses that complement our steel manufacturing operations and also carefully seek out promising investment opportunities to diversify our businesses both vertically and horizontally. POSCO International Corporation is a global trading company that primarily engages in trading of steel and raw materials as well as investing in energy and mineral development projects throughout the world and it also is the largest private power generation company in Korea. POSCO Eco & Challenge Co., Ltd. (formerly known as POSCO Engineering & Construction Co., Ltd.) is one of the leading engineering and construction companies in Korea that primarily engages in the planning, design and construction of industrial plants and architectural works and civil engineering. POSCO Future M Co., Ltd. (“POSCO Future M”) specializes in the manufacturing and sale of various energy-related and other industrial materials, including anode and cathode materials for rechargeable batteries.

POSCO is the largest fully integrated steel producer in Korea, and one of the largest steel producers in the world, based on annual crude steel production. We, through POSCO and our other steel producing subsidiaries, produced approximately 39.2 million tons of crude steel and stainless steel in 2024. We manufacture and sell a diversified line of steel products, including cold rolled and hot rolled products, stainless steel products, plates, wire rods and silicon steel sheets in the global market, and we strive to meet a broad range of customer needs from manufacturing industries that consume steel, including automotive, shipbuilding, home appliance, engineering and machinery industries. Information regarding our products is also publicly available on POSCO’s website at http://product.posco.com/homepage/product/eng/jsp/s91m0000001i.jsp.

Iron ore and coal are the principal raw materials used in the steel industry, and 3TGs are generally used as supplementary materials in manufacturing steel products. We determined that certain of our products (collectively, the “Covered Products”) contain some 3TGs that are necessary to the functionality or production of those products. Our tin plates contain tin to prevent oxidation and corrosion and certain of our stainless steel sheets contain tungsten to adjust tensile strength. We also use tungsten and cobalt for the production of cathode materials. We do not directly purchase 3TGs other than approximately 300 tons of tin per year and approximately 18 tons of tungsten per year from smelters certified by the Responsible Minerals Assurance Process, which is a program operated by the Responsible Minerals Initiative (“RMI”), a global non-governmental organization (“NGO”) in the area of responsible minerals sourcing. We also purchase 1,961 tons of cobalt per year from refiners certified by or whose certifications are in progress under the Responsible Minerals Assurance Process.

Results of Reasonable Country of Origin Inquiry

As specified under Rule 13p-1, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) that we believe was reasonably designed to determine whether any of the necessary 3TGs contained in our products manufactured in 2024 originated in the Covered Countries or were from recycled or scrap sources. In conducting the RCOI, we required our direct suppliers of materials for Covered Products to complete certifications concerning their manufacturing practices and the materials they supply to us. We also conducted a supply-chain survey with those suppliers using the Responsible Minerals Initiative’s Conflict Minerals Reporting Template.

Based on our RCOI, we have no reason to believe that any of the 3TGs contained in the 2024 Covered Products originated in the Covered Countries or did not come from recycled or scrap sources. The information in this Form SD is also publicly available on POSCO’s website at https://sustainability.posco.co.kr/S91/S91F10/eng/UI-PK_W028.do and POSCO Future M’s website at https://www.poscofuturem.com/en/esg/strategy.do.

Our Internal Management System and Commitment

Conflict-Free Mineral Sourcing Policy

In order to respond to changing business environments, POSCO Group is taking various initiatives to develop a robust business ecosystem with a sustainable supply chain network. As part of such efforts, we established our conflict-free mineral sourcing policy. We support responsible in-region mineral sourcing from the Covered Countries and endeavor to operate our mineral sourcing process to ensure that we do not procure 3TGs originating from the Covered Countries that directly or indirectly finance or benefit armed groups or conflict in the region. We believe that our efforts will not undermine the local economies of the Covered Countries, and will encourage and promote other businesses to procure minerals more responsibly. Our policy on responsible mineral sourcing is available on POSCO’s website at https://sustainability.posco.com/S91/S91F10/eng/UI-PK_W047.do and also on POSCO’s Responsible Minerals Report at https://sustainability.posco.com/S91/S91F10/eng/UI-PK_W028.do. POSCO Future M’s policy on responsible mineral sourcing and Sustainability Report are available at https://www.poscofuturem.com/en/esg/strategy.do.

Internal Management System — Supply Chain Risk Identification and Assessment

We also established internal management systems and identified and assessed risks in our supply chain in accordance with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. Information regarding our internal management system and the results of our assessment and analysis is publicly available on POSCO’s website at https://sustainability.posco.co.kr/S91/S91F10/eng/UI-PK_W053.do.

Our Commitment and Efforts

To strengthen our conflict-free sourcing process, we plan to continue to source all 3TGs in our supply chain from smelters and refiners that are participating in the Responsible Minerals Assurance Process. We also established a consultative body among the affiliates of the POSCO Group to combine efforts in improving responsible mineral sourcing.

For further information on our internal management system and commitments, a summary of our Conflict Minerals Report is provided as Exhibit 1.01 hereto.

Item 1.02:	Exhibits

Not applicable.

Section 2 – Exhibits

Item 2.01:	Exhibits

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

POSCO HOLDINGS INC. (Registrant)

By:	/s/ Han, Young-Ah	Date: May 30, 2025
Name:	Han, Young-Ah
Title:	Senior Vice President